UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 5)*

                             XO COMMUNICATIONS, INC.
                                (Name of Issuer)

                     Common Stock, par value $0.01 per share
                         (Title of Class of Securities)

                                    983764838
                                 (CUSIP Number)

                               Marc Weitzen, Esq.
                                 General Counsel
                             Icahn Associates Corp.
                          767 Fifth Avenue, 47th Floor
                            New York, New York 10153
                                 (212) 702-4388
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                November 4, 2005
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box / /.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP No. 983764838

1  NAME OF REPORTING PERSON
       Carl C. Icahn

   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
       (a) / /
       (b) / /

3  SEC USE ONLY

4  SOURCE OF FUNDS
       OO

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
   2(d) or 2(e)     /X/

6  CITIZENSHIP OR PLACE OF ORGANIZATION
       United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7  SOLE VOTING POWER
       0

8  SHARED VOTING POWER
       143,621,880

9  SOLE DISPOSITIVE POWER
       0

10 SHARED DISPOSITIVE POWER
       143,621,880

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       143,621,880

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*    / /

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       61.3%

14 TYPE OF REPORTING PERSON*
       IN

                                  SCHEDULE 13D

CUSIP No. 983764838

1  NAME OF REPORTING PERSON
       Tramore LLC

   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
       (a) / /
       (b) / /

3  SEC USE ONLY

4  SOURCE OF FUNDS
       OO

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
   2(d) or 2(e)     /X/

6  CITIZENSHIP OR PLACE OF ORGANIZATION
       Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7  SOLE VOTING POWER
       0

8  SHARED VOTING POWER
       0

9  SOLE DISPOSITIVE POWER
       0

10 SHARED DISPOSITIVE POWER
       0

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       0

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*    / /

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       0.0%

14 TYPE OF REPORTING PERSON*
       OO

                                  SCHEDULE 13D

CUSIP No. 983764838

1  NAME OF REPORTING PERSON
       Cardiff Holding LLC

   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
       (a) / /
       (b) / /

3  SEC USE ONLY

4  SOURCE OF FUNDS
       OO

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
   2(d) or 2(e)     /X/

6  CITIZENSHIP OR PLACE OF ORGANIZATION
       Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7  SOLE VOTING POWER
       143,621,880

8  SHARED VOTING POWER
       0

9  SOLE DISPOSITIVE POWER
       143,621,880

10 SHARED DISPOSITIVE POWER
       0

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       143,621,880

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*    / /

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       61.3%

14 TYPE OF REPORTING PERSON*
       OO

                                            SCHEDULE 13D

CUSIP No. 983764838

1  NAME OF REPORTING PERSON
       ACF Industries Holding Corp.

   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
       (a) / /
       (b) / /

3  SEC USE ONLY

4  SOURCE OF FUNDS
       OO

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
   2(d) or 2(e)     /X/

6  CITIZENSHIP OR PLACE OF ORGANIZATION
       Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7  SOLE VOTING POWER
       0

8  SHARED VOTING POWER
       143,621,880

9  SOLE DISPOSITIVE POWER
       0

10 SHARED DISPOSITIVE POWER
       143,621,880

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       143,621,880

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*    / /

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       61.3%

14 TYPE OF REPORTING PERSON*
       CO

                                  SCHEDULE 13D

CUSIP No. 983764838

1  NAME OF REPORTING PERSON
       Highcrest Investors Corp.

   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
       (a) / /
       (b) / /

3  SEC USE ONLY

4  SOURCE OF FUNDS
       OO

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
   2(d) or 2(e)     /X/

6  CITIZENSHIP OR PLACE OF ORGANIZATION
       Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7  SOLE VOTING POWER
       0

8  SHARED VOTING POWER
       143,621,880

9  SOLE DISPOSITIVE POWER
       0

10 SHARED DISPOSITIVE POWER
       143,621,880

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       143,621,880

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*    / /

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       61.3%

14 TYPE OF REPORTING PERSON*
       CO

                                  SCHEDULE 13D

CUSIP No. 983764838

1  NAME OF REPORTING PERSON
       Buffalo Investors Corp.

   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
       (a) / /
       (b) / /

3  SEC USE ONLY

4  SOURCE OF FUNDS
       OO

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
   2(d) or 2(e)     /X/

6  CITIZENSHIP OR PLACE OF ORGANIZATION
       New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7  SOLE VOTING POWER
       0

8  SHARED VOTING POWER
       143,621,880

9  SOLE DISPOSITIVE POWER
       0

10 SHARED DISPOSITIVE POWER
       143,621,880

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       143,621,880

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*    / /

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       61.3%

14 TYPE OF REPORTING PERSON*
       CO

                                  SCHEDULE 13D

CUSIP No. 983764838

1  NAME OF REPORTING PERSON
       Starfire Holding Corporation

   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
       (a) / /
       (b) / /

3  SEC USE ONLY

4  SOURCE OF FUNDS
       OO

5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
   2(d) or 2(e)     /X/

6  CITIZENSHIP OR PLACE OF ORGANIZATION
       Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7  SOLE VOTING POWER
       0

8  SHARED VOTING POWER
       143,621,880

9  SOLE DISPOSITIVE POWER
       0

10 SHARED DISPOSITIVE POWER
       143,621,880

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       143,621,880

12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*    / /

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       61.3%

14 TYPE OF REPORTING PERSON*
       CO

                                  SCHEDULE 13D

Item 1. Security and Issuer

     This statement constitutes Amendment No. 5 to the Schedule 13D relating to the shares of Common Stock, par value $0.01 per share (the "Shares"), of XO Communications, Inc., a Delaware corporation (the "Issuer"), and amends the
Schedule 13D relating to the Shares filed on January 27, 2003 and amended by each of Amendment No. 1 filed on October 24, 2003, Amendment No. 2 filed on January 27, 2004, Amendment No. 3 filed on June 22, 2004, and Amendment No. 4 filed on August 10, 2004 (as amended by Amendments Nos. 1, 2 ,3 and 4, the "Original 13D"), on behalf of the Registrants (as defined in the Original 13D). Capitalized terms used herein and not otherwise defined have the respective meanings ascribed thereto in the Original 13D.

Item 4. Purpose of Transaction

     Item 4 is hereby amended by adding the following:

     The Issuer conducted an auction process, under the auspices of a Special Committee comprised of non-management, independent members of its Board of Directors (the "Special Committee"), to sell its national wireline telecommunications business. On November 4, 2005, the auction process culminated in Elk Associates LLC, an entity affiliated with the Registrants ("Elk"), emerging as the winning bidder and entering into an Equity Purchase Agreement (the "Purchase Agreement") with the Issuer and XO Holdings, Inc., a wholly-owned subsidiary of the Issuer, providing for the sale to Elk of the Issuer's national wireline telecommunications business for an aggregate purchase price of $700 million in cash. Prior to the commencement of the auction, the Issuer had retained investment bankers to develop and make recommendations regarding its strategic alternatives. This was followed by the establishment of the Special Committee which retained attorneys and investment bankers to advise it in its determination of whether and to whom to sell the Issuer's national wireline telecommunications business. The Purchase Agreement is subject to the satisfaction of numerous conditions and can be terminated by the Issuer prior to closing in certain circumstances where a third party submits a superior offer. In this regard, on November 4, 2005, Cardiff entered into a Stockholder Voting Agreement (the "Voting Agreement"), pursuant to which it agreed to vote its Shares in favor of the approval and adoption of the transactions contemplated by the Purchase Agreement or, if the Special Committee recommends certain superior proposals, such superior proposal. The Purchase Agreement and certain related documents were filed by the Issuer with the Issuer's Form 8-K filed with the Securities and Exchange Commission on November 9, 2005. The foregoing descriptions of the Purchase Agreement and the Voting Agreement are qualified in their entirety by reference to the Purchase Agreement and the Voting Agreement, respectively, copies of which are filed herewith as Exhibit I and Exhibit J, respectively.

Item 5. Interest in Securities of the Issuer

     Item 5 is hereby amended by deleting it in its entirety and replacing it with the following:

     (a) Tramore does not beneficially own any Shares. As of the close of business on February 16, 2006, the Filing Persons (other than Tramore) may be deemed to beneficially own in the aggregate 143,621,880 Shares constituting approximately 61.3% of the outstanding Shares (based upon (i) the 181,933,035 Shares stated to be issued and outstanding by Issuer, (ii) the 7,504,819 Shares issuable upon exercise of the Warrants beneficially held by the Filing Persons and (iii) the 44,711,197 Shares issuable upon conversion of the 3,800,000 Convertible Preferred Shares beneficially held by the Filing Persons. The 44,711,197 Shares issuable upon conversion of the 3,800,000 Convertible Preferred Shares reflect an increase of 3,585,656 Shares since August 6, 2004, the date the Filing Persons obtained beneficial ownership of the 3,800,000 Convertible Preferred Shares as reported herein, as a result of the liquidation preference on the Convertible Preferred Shares which accretes quarterly at a rate of 1.5%.

     ACF Holding may, by virtue of its ownership of 100% of the interest in Cardiff, be deemed to beneficially own the securities as to which Cardiff possesses direct beneficial ownership. ACF Holding disclaims beneficial ownership of such securities for all other purposes. Highcrest may, by virtue of its ownership of 100% of the interest in ACF Holding, be deemed to beneficially own the securities as to which ACF Holding possesses indirect beneficial ownership. Highcrest disclaims beneficial ownership of such securities for all other purposes. Buffalo may, by virtue of its ownership of approximately 99% of the interest in Highcrest, be deemed to beneficially own the securities as to which Highcrest possesses indirect beneficial ownership. Buffalo disclaims beneficial ownership of such securities for all other purposes. Starfire may, by virtue of its ownership of 100% of the interest in Buffalo, be deemed to beneficially own the securities as to which Buffalo possesses indirect beneficial ownership. Starfire disclaims beneficial ownership of such securities for all other purposes. Mr. Icahn may, by virtue of his ownership of 100% of the interest in Starfire, be deemed to beneficially own the securities as to which Starfire possesses indirect beneficial ownership. Mr. Icahn disclaims beneficial ownership of such securities for all other purposes.

     (b) Cardiff has the sole power to vote or to direct the vote and to dispose or direct the disposition of 143,621,880 Shares. ACF Holding, Highcrest, Buffalo, Starfire and Mr. Icahn may, by virtue of its or his ownership interest in Cardiff, ACF Holding, Highcrest, Buffalo and Starfire, respectively, be deemed to share with Cardiff the power to vote or to direct the vote and to dispose or to direct the disposition of the 143,621,880 Shares.

     (c) The only transactions effected within the past 60 days in the Shares are set forth in Item 3 of the Original 13D.

     (d) Not applicable.

     (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

     Item 6 is hereby amended by adding the following:

     On November 4, 2005, the Issuer, XO Holdings, Inc. and Elk entered into the Purchase Agreement as described in Item 4 hereof.

     On November 4, 2005, Cardiff and XO Holdings, Inc. entered into the Voting Agreement as described in Item 4 hereof.

Item 7. Material to be Filed as Exhibits

Exhibit I         Purchase Agreement

Exhibit J         Voting Agreement

                                    SIGNATURE

     After reasonable inquiry and to the best of each of the undersigned knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  February 16, 2006

TRAMORE LLC

By:     /s/ Edward E. Mattner
        ---------------------
Name:   Edward E. Mattner
Title:  Authorized Signatory


CARDIFF HOLDING LLC

By:     /s/ Edward E. Mattner
        ---------------------
Name:   Edward E. Mattner
Title:  Authorized Signatory


ACF INDUSTRIES HOLDING CORP.

By:     /s/ Keith Cozza
        ---------------
Name:   Keith Cozza
Title:  Vice President


HIGHCREST INVESTORS CORP.

By:     /s/ Keith Cozza
        ---------------
Name:   Keith Cozza
Title:  Vice President


BUFFALO INVESTORS CORP.

By:     /s/ Edward E. Mattner
        ---------------------
Name:   Edward E. Mattner
Title:  President


STARFIRE HOLDING CORPORATION

By:     /s/ Keith Cozza
Name:   Keith Cozza
Title:  Treasurer


/s/ Carl C. Icahn
-----------------
CARL C. ICAHN





 [Signature Page of Amendment No. 5 to Schedule 13D - XO Communications, Inc.]